Securities and Exchange Commission
Attention:  Filing Desk
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C.  20549

Re:	Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan

Gentlemen:

	We transmit herewith for electronic filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1934, an annual report on Form 11-K of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan. On March 23, 1998, the Company paid the filing fee related to this Form 11-K by means of wire transfer (reference #5187).

	Please address any comments regarding the above to the undersigned at One Symbol Plaza, Holtsville, New York 11742-1300 (516) 738-4495.

	Very truly yours,

	Symbol Technologies, Inc.

	By: /s/	Robert W. Korkuc

		Robert W. Korkuc
		Director, Corporate Finance












SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

---------------


FORM 11-K

ANNUAL REPORT


Pursuant to Section 15 (d) of the
Securities Exchange Act of 1934


[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [ FEE REQUIRED ]

	For the Fiscal year ended December 31, 1997


OR


[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to ______________


Commission file number 1-9802

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYMBOL TECHNOLOGIES, INC.
1997 EMPLOYEE STOCK PURCHASE PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYMBOL TECHNOLOGIES, INC.
ONE SYMBOL PLAZA
HOLTSVILLE, NY  11742-1300

SYMBOL TECHNOLOGIES, INC.

1997 Employee Stock Purchase Plan

Index to Financial Statements



                  	                                                  PAGES


Independent Auditors' Report	                                           2

Statement of Financial Condition as of
 December 31, 1997	                                                     3

Statement of Operations and Changes in
 Participants' Equity for the period July 1, 1997(date of inception)
 through December 31, 1997	                                             4

Notes to Financial Statements	                                         5-7












INDEPENDENT AUDITORS' REPORT




To the Board of Directors of Symbol Technologies, Inc.
and Participants of the Symbol Technologies, Inc.
1997 Employee Stock Purchase Plan.


We have audited the accompanying statement of financial condition of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan (the "Plan") as of
December 31, 1997 and the related statement of operations and changes in participants' equity for the period from July 1, 1997 (date of inception) through December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1997, and the results of its operations and changes in its participants' equity for the period from July 1, 1997 (date of inception) through December
31, 1997, in conformity with generally accepted accounting principles.





/s/  DELOITTE & TOUCHE  LLP


Jericho, New York
March 19, 1998



-2-








SYMBOL TECHNOLOGIES, INC.

1997 Employee Stock Purchase Plan

Statement of Financial Condition
as of December 31, 1997



ASSETS
Employer account receivable	                       $1,050,990

Employer contribution receivable	                     185,469


	Total assets	                                     $1,236,459






LIABILITIES


Payable for stock purchases	                        $1,236,459


	Total liabilities	                                  1,236,459

Participants' equity	                                       -

	Total liabilities and
	participants' equity	                              $1,236,459









See Notes to Financial Statements

SYMBOL TECHNOLOGIES, INC.

1997 Employee Stock Purchase Plan

Statement of Operations and Changes in Participants' Equity for the period from July 1, 1997 (date of inception) through December 31, 1997




Participant contributions	                          $1,050,990
Employer contributions	                                185,469


	Total additions	                                    1,236,459


Amounts reserved for future stock purchases	         1,236,459


	Total deductions	                                   1,236,459


	Net additions	                                              -



Participants' equity, beginning of period	                    -


Participants' equity, end of period	                 $        -










See Notes to Financial Statements

SYMBOL TECHNOLOGIES, INC.

1997 Employee Stock Purchase Plan

Notes to Financial Statements


1.	DESCRIPTION OF THE PLAN:

The following description of the Symbol Technologies, Inc. (the
"Company") 1997 Employee Stock Purchase Plan, (the "Plan"), provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan's provisions.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

	a.	General Description

The Plan is an employee stock purchase plan that allows participants to purchase shares of Symbol Common Stock ("Stock") through payroll deductions. The Plan's fiscal year is divided into two six-month periods ("Payment Periods"). The Payment Periods are January 1 to June 30 and July 1 to December 31 and represent the periods during which participants payroll deductions are accumulated. At the end of each Payment Period, the participants' accumulated payroll deductions are used to purchase shares of Stock. Participants may purchase shares of Stock for an amount equal to 85% of the lesser of (1) the closing price of a share of Stock on the first trading day of the Payment Period or
(2) the closing price of a share of Stock on the last trading day of the Payment Period ("Option Price").

The Plan was approved by the Company's stockholders at the annual meeting of Shareholders held on May 5, 1997. The stock subject to the options under the Plan shall be authorized but unissued common stock, treasury shares or shares purchased on the open market. The aggregate number of shares which may be issued pursuant to the Plan is 375,000. At December 31, 1997 participants of the Plan had not purchased any shares of stock. Subsequent to December 31, 1997 (See Note 3) 36,101 shares of Stock were issued to participants by the Company, leaving 338,899 shares of Stock available for future purchases by Plan participants.

The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as "ERISA").

b.	Eligibility

All full-time employees of the Company or any of its participating subsidiaries who have completed 90 days of continuous employment on or before the first day of any Payment Period and all part-time employees of the Company or its participating subsidiaries who satisfy certain service requirements and who have completed 90 days of continuous employment on or before the first day of any Payment Period are eligible to participate in the Plan. Eligible employees may only enroll in the Plan at the beginning of a Payment Period.

c.	Stock Purchases

On the last trading day of each Payment Period, the amount of each participant's accumulated payroll deductions is applied towards the purchase of the maximum number of whole and fractional shares of Stock possible, determined by dividing the participant's total contribution by the per share Option Price applicable for that Payment Period. The maximum number of shares of Stock a participant can purchase is 2,500 shares. Purchased shares of Stock are transferred to a brokerage account in the name of the participant at a securities brokerage firm approved by a committee appointed by the Board of Directors of the Company.

d.	Participant Contributions

Participants may elect to have 2% to 10% of their "Base Salary" (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock. Participants may only increase their deduction percentages at the beginning of a Payment Period and may not decrease their deduction more often than once during any Payment Period. No interest accrues or is paid on participants' accumulated payroll deductions. Once made, the Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees' payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the end of each Payment Period in accordance with the Plan.

e.	Employer Contributions

The 15% discount from market value granted to Plan participants on the purchase of shares of Stock at the end of each Payment Period represents the Company's non-cash contribution to the Plan. These non-cash contributions amounted to $185,469 for the six month inception period ended December 31, 1997.

f.	Participant Refunds

Plan participants may withdraw from the Plan (in whole but not in part) at any time prior to the last day of a Payment Period by properly notifying the Company. A participant's accumulated payroll deductions for the Payment Period prior to withdrawal from the Plan will be promptly refunded to the participant without interest (unless required by law).

Participants who terminate their employment relationship with the Company are not eligible to continue in the Plan. All payroll deductions accumulated during the Payment Period through the date of such cessation of employment are refunded to the employee or, in the event of the employee's death, to his or her estate.

g.	Administrative Expenses

The Company bears all costs in connection with the Plan including administrative fees and all fees associated with the issuance of Stock. Administrative expenses related to the Plan amounted to approximately $86,000 for the six month inception period ended December 31, 1997.

h.	Plan Termination

The Plan may be terminated at any time by the Company's Board of Directors but such termination shall not affect options then outstanding under the Plan. If at any time shares of Stock reserved for the purpose of the Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares shall be apportioned among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase Stock, and the Plan shall terminate. Upon such termination or any other termination of the Plan, all payroll deductions not used to purchase stock will be refunded, without interest (unless required by law).


2.	INCOME TAX STATUS:

The Plan fulfills the requirements of an "employee stock purchase plan" as defined in Section 423 of the Internal Revenue Code. As such, the Plan is not required to file income tax returns or pay income taxes. Under Section 423, a participating employee will not recognize taxable income, and the Company will not be entitled to a tax deduction, for federal income tax purposes when an employee enrolls in the Plan or when a participant purchases shares of Stock under the Plan.


3.	SUBSEQUENT EVENT:

Plan participants' accumulated payroll deductions for the Payment Period ended December 31, 1997, amounted to $1,050,990 and have been recorded as an amount receivable from the Company at December 31, 1997. Subsequent to December 31, 1997, $1,050,990 of these accumulated deductions were used to purchase 36,101 shares of Stock which were issued to participants by the Company in February 1998. The 36,101 shares of Stock purchased subsequent to December 31, 1997 had a market value of $1,236,459 as of the option price date which has been recorded as the liability "Payable for stock purchases" at December 31, 1997.

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration No. 333-26593 of Symbol Technologies, Inc. Form S-8 of our report dated March 19, 1998, appearing in this Annual Report on Form 11-K of the Symbol Technologies Employee Stock Purchase Plan for the year ended December 31, 1997.


/s/ DELOITTE & TOUCHE LLP.


Jericho, New York
March 27, 1998





SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Stock Option and Restricted Stock Committee, the administrator of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


						SYMBOL TECHNOLOGIES, INC.
						1997 Employee STOCK PURCHASE PLAN


March 27, 1998


						By:	/s/	Robert Blonk
								Senior Vice President
								Human Resources
								SYMBOL TECHNOLOGIES, INC.